SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2013

FINANCIAL AND OPERATING REPORT

Mexico City, February 11, 2014 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2013.

•         In the fourth quarter América Móvil added 4.8 million wireless clients and 1.2 million RGUs to finish December with 339 million accesses, 4.2% more than a year before. This figure includes 270 million wireless subscribers and 69 million RGUs. Year-on-year, accesses of our fixed-line division increased 8.2% whereas our wireless subscriber base rose 3.2%.

•         We added 1.3 million new wireless subscribers in Brazil, one million in Mexico, 616 thousand in the U.S. and 614 thousand in Colombia. In relative terms, our fastest-growing operations were those in Central America.

•         America Movil fourth quarter revenues were up 3.1% from the year-earlier quarter to 204 billion pesos.  At constant exchange rates total revenues increased 7.8%, with service revenues rising 5.4%. Mobile data and PayTV continued to be the main drivers of revenue growth, with 18.8% and 21.8%, respectively, at constant exchange rates.

•         EBITDA had its strongest showing in several quarters. At 63.5 billion pesos the quarter’s EBITDA was up 5.7% at constant exchange rates (1.4% in peso terms).  It represented a margin of 31.1% of revenues. Operating profits totaled 37.2 billion pesos, after depreciation and amortization charges that remained flat in peso terms from the year before.

•         We registered a comprehensive financing charge of 17.8 billion pesos that included a foreign exchange loss of 10.2 billion pesos, mostly on account of the appreciation during the quarter of the euro vis-à-vis the Mexican peso and the U.S. dollar, as well as of certain local-currencies against each other, and in particular, the real vs the peso. Altogether we generated a net profit of 17.2 billion pesos in the fourth quarter, that was 15.7% higher than that of the same period of 2012. Earnings per share were equivalent to 24.2 Mexican peso cents, having risen from 19.5 peso cents a year before.

•         Our net debt ended the year at 442 billion pesos—equivalent to 1.7 times EBITDA—having increased from 372 billion where it stood a year before. Our net borrowings helped fund outlays totaling 244 billion pesos, including capital expenditures in the amount of 130 billion pesos; distributions to our shareholders (share buy-backs and dividends) of 86.5 billion pesos; the acquisition of interests in various companies totaling 15.4 billion pesos; and the contribution of 12.9 billion pesos to our pension funds.

América Móvil Fundamentals (IFRS)

	4Q13	4Q12	Var. %
EPS (Mex$)(1)	0.24	0.20	23.7%
Earning per ADR (US$)(2)	0.37	0.30	22.9%
Net Income (millions of Mex$)	17,177	14,849	15.7%
Average Shares Outstanding (billion) (3)	71.08	76.02	-6.5%
Average ADRs Outstanding (millions) (4)	493	803	-38.6%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On January 16, we announced that our subsidiary Tracfone Wireless, Inc. completed the acquisition of substantially all of the assets of Start Wireless Group, Inc. (commonly known as “Page Plus”), a mobile virtual network operator in the United States, that provides services to approximately 1.4 million customers and offers, among others, prepaid plans for voice, messaging and data.

América Móvil’s Subsidiaries as of December 2013

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.7%	Global Consolidation Method
	Sección Amarilla (1)	other	100.0%	Global Consolidation Method
	Telvista	other	89.0% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	98.9%	Global Consolidation Method
	Embratel(1)	wireline	95.7%	Global Consolidation Method
	Net	Cable	92.2%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	27.1%	Equity Method
Austria	Telekom Austria	wireless/wireline	23.7%	Equity Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.74%
(2) AMX owns directly 45%and 45% through its subsidiary Telmex
(3) Not taking into account the Class B Preference Shares held by the KPN Foundation.

Total Accesses

We finished 2013 with 339 million accesses, 4.2% more than a year before. They included 270 million wireless subscribers and 69 million RGUs, of which 45% were landlines and each of fixed broadband and PayTV accesses accounted for 27.5%. RGUs increased 8.2% year-on-year and our wireless subscriber base 3.2%, with our postpaid base expanding 10.2%. The PayTV business led the way in terms of growth having risen 16.4% over the year, followed by fixed broadband at 10.5%.

Wireless Subscribers

Our wireless subscriber base ended December at 270 million clients after net additions of 4.8 million in the fourth quarter that brought the total for the year to 8.3 million (during 2013 we had one-off disconnections of 5.1 million clients that did not comply with our churn policies). Nearly 23% of the quarter’s net adds were postpaid subscribers, with 41% of them coming from Brazil.

In the fourth quarter net subscriber additions totaled 1.3 million in Brazil, one million in Mexico, around 615 thousand in each of Colombia and the US and 594 thousand in Central America. The combined operations in Argentina, Paraguay and Uruguay added 268 thousand clients, while Peru and Ecuador added 361 thousand and 144 thousand, respectively.

Mexico represents 27.2% of our total wireless subscriber base, Brazil 25.5% and Colombia 10.7%. Our operations in the US and in the Central America-Caribbean block, account each for approximately 8.5% of the total.

Wireless Subscribers as of December 2013

Thousands
	Total(1)
Country	Dec´13	Sep'13	Var.%	Dec´12	Var.%
Mexico	73,505	72,464	1.4%	70,366	4.5%
Brazil	68,704	67,432	1.9%	65,238	5.3%
Chile	5,948	5,940	0.1%	6,174	-3.7%
Argentina, Paraguay & Uruguay	22,218	21,949	1.2%	21,258	4.5%
Colombia	28,977	28,364	2.2%	30,371	-4.6%
Ecuador	12,031	11,887	1.2%	11,758	2.3%
Peru	11,855	11,495	3.1%	12,881	-8.0%
Central America & The Caribbean	22,985	22,530	2.0%	21,119	8.8%
USA	23,659	23,043	2.7%	22,392	5.7%
Total Wireless Lines	269,883	265,104	1.8%	261,558	3.2%

(1)Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

Net RGU additions totaled 1.2 million in the fourth quarter, of which 559 thousand corresponded to PayTV clients and 345 thousand were broadband accesses. Approximately two thirds of the RGU additions in the quarter were bundled as triple-Play services.

Brazil is our largest fixed-line operation with 32.7 million accesses—47.1% of the total base—14.3% more in relation to the prior year. PayTV and fixed-broadband accesses were up 17.9% and 16.3%, respectively. Mexico represents 32.3% of the total fixed base, Central America and the Caribbean 9.4% and Colombia 6.8%. In relative terms, Ecuador and the Argentinean block had the highest growth rate at 25.3%.

Fixed-Line and Other Accesses (RGUs) as of December 2013

Thousands
	Total*
Country	Dec´13	Sep'13	Var.%	Dec´12	Var.%
Mexico	22,452	22,419	0.1%	22,721	-1.2%
Brazil	32,683	31,876	2.5%	28,587	14.3%
Colombia	4,749	4,619	2.8%	4,195	13.2%
Ecuador	311	295	5.3%	248	25.3%
Peru	1,032	981	5.2%	873	18.3%
Argentina, Uruguay & Paraguay	548	525	4.3%	437	25.3%
Chile	1,167	1,146	1.8%	1,071	9.0%
Central America & Caribbean	6,504	6,407	1.5%	6,061	7.3%
Tolal RGUs	69,445	68,268	1.7%	64,193	8.2%
*Fixed Line, Broadband and Pay TV (Cable & DTH)

América Móvil Consolidated Results

The fourth quarter saw signs of a firming-up of economic activity in the U.S. and of what may be an incipient recovery of the domestic market in Mexico, with the FED’s decision in December to begin to taper its purchases of long-term securities seen by the market as confirmation of the underlying strength of the U.S. economy.

Our fourth quarter revenues rose 3.1% from the year-earlier quarter, to reach 204 billion pesos. At constant exchange rates total revenues were up 7.8% and service revenues 5.4%. Leading the way were PayTV sales that increased 21.8% from the year before, followed by mobile data revenues at 18.9%. Those coming from fixed-voice posted their smallest decline in more than a year, falling 3.0%, while the ones stemming from fixed-data continued to hover close to a 10% growth rate.

At 7.8% year-on-year, at constant exchange rates, service revenue growth in the South American block remained strong—although it moderated somewhat from the prior quarter mostly on account of the deceleration that has taken place in Colombia—and remained stable, at 4.1% in Central America and the Caribbean.  In Mexico it picked up from -2.1% in the third quarter to -0.6% in the fourth, possibly reflecting the beginning of an economic recovery in the country.

Fourth quarter EBITDA came in at 63.5 billion pesos. In peso terms it was up 1.4% from the prior year but at constant exchange rates it rose 5.7%. As for operating profits, with depreciation and amortization charges roughly flat year-on-year, they increased 2.3% in peso terms and 5.8% at constant exchange rates.

The strong EBITDA performance came about in spite of a significant increase in the cost of equipment compared to the prior year. At 15.4% it outpaced by almost 4 times the rate of increase of total costs and expenses, reflecting mostly the increased participation of smartphones in the sale of devices.

Our comprehensive financing cost reached 17.8 billion pesos, resulting from a net interest expense on our debt of 6.6 billion pesos; other financial expenses—including commissions on financial services, interest on unfunded pension obligations and the net impact of financial derivatives—in the amount of 1.0 billion pesos; and a foreign exchange loss of 10.2 billion pesos. The latter amount arose from the impact on our net debt and payables position of the depreciation of various local currencies versus the dollar and the euro, but also of certain local-currencies against each other, and in particular, the real vs the peso.

America Movil's Income Statement (IFRS)
Millions of Mexican pesos
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Net Service Revenues	178,174	176,835	0.8%	701,557	705,507	-0.6%
Equipment Revenues	25,947	21,177	22.5%	84,544	69,563	21.5%
Total Revenues	204,120	198,012	3.1%	786,101	775,070	1.4%

Cost of Service	59,126	58,410	1.2%	236,335	230,658	2.5%
Cost of Equipment	36,334	31,499	15.4%	121,995	110,466	10.4%
Selling, General & Administrative Expenses	42,133	43,349	-2.8%	162,592	161,254	0.8%
Others	3,006	2,138	40.6%	9,481	7,957	19.1%
Total Costs and Expenses	140,599	135,395	3.8%	530,402	510,335	3.9%

EBITDA	63,521	62,617	1.4%	255,699	264,735	-3.4%
% of Total Revenues	31.1%	31.6%		32.5%	34.2%

Depreciation & Amortization	26,367	26,307	0.2%	101,535	103,585	-2.0%

EBIT	37,154	36,309	2.3%	154,164	161,150	-4.3%
% of Total Revenues	18.2%	18.3%		19.6%	20.8%

Net Interest Expense	6,586	4,942	33.3%	24,104	19,138	26.0%
Other Financial Expenses	1,048	1,944	-46.1%	4,355	12,536	-65.3%
Foreign Exchange Loss	10,209	4,813	112.1%	19,610	-7,395	365.2%
Comprehensive Financing Cost (Income)	17,843	11,699	52.5%	48,070	24,279	98.0%

Income & Deferred Taxes	2,488	9,282	-73.2%	31,488	45,983	-31.5%
Net Income before Minority Interest and Equity	16,824	15,328	9.8%	74,606	90,888	-17.9%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates*	348	- 346	200.5%	369	761	-51.6%
Minority Interest	5	-132	103.6%	-350	-661	47.1%
Net Income	17,177	14,849	15.7%	74,625	90,989	-18.0%
n.m. Not meaningful
*Includes results of KPN

Our net profit for the quarter came in at 17.2 billion pesos. It was 15.7% higher than in the year-earlier quarter and represented earnings per share of 24 Mexican peso cents or 37 U.S. dollar cents per ADR. Earnings per share were up 23.7% from a year before, partly reflecting the impact of our share buybacks.

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Dec '13	Dec '12	Var.%		Dec '13	Dec '12	Var.%

Current Assets				Current Liabilities
Cash & Securities	48,164	45,487	5.9%	Short Term Debt**	25,841	13,622	89.7%
Accounts Receivable	138,342	122,986	12.5%	Accounts Payable	205,015	189,081	8.4%
Other Current Assets	13,474	11,961	12.7%	Other Current Liabilities	50,615	50,156	0.9%
Inventories	36,719	28,698	28.0%		281,471	252,859	11.3%
	236,698	209,131	13.2%

Non Current Assets
Plant & Equipment	501,107	500,434	0.1%
Investments in Affiliates	91,304	73,116	24.9%	Non Current Liabilities

				Long Term Debt	464,478	404,048	15.0%
Deferred Assets				Other Non Current Liabilities	80,197	72,849	10.1%
Goodwill (Net)	92,486	99,706	-7.2%		544,675	476,897	14.2%
Intangible Assets	38,220	45,196	-15.4%
Deferred Assets	75,342	57,021	32.1%	Shareholder's Equity	209,012	254,848	-18.0%

Total Assets	1,035,158	984,604	5.1%	Total Liabilities and Equity	1,035,158	984,604	5.1%
** Includes current portion of Long Term Debt

Our net debt ended the year at 442 billion pesos, having risen 70 billion pesos in the year. Our net borrowings helped cover capital outlays and shareholder distributions in the amount of 244 billion pesos, including 129.6 billion in capital expenditures, 15.4 billion in investments in interests of various companies, 12.9 billion in the funding of pension liabilities and 86.5 billion in distributions to our shareholders, of which 70.7 billion corresponded to share buybacks.

Financial Debt of América Móvil*
Millions of U.S. Dollars
	Dec-12	Dec-13
Peso denominated debt	6,089	5,914
Bonds and other securities	6,089	5,914
Banks and others	0	0
U.S. Dollar - denominated debt	15,721	16,381
Bonds and other securities	15,098	15,848
Banks and others	623	534
Debt denominated in other currencies	10,294	15,201
Bonds and other securities	10,257	14,942
Banks and others	38	259
Total Debt	32,104	37,496
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

We ended December with 64.1 million prepaid subscribers, 3.8% more than in 2012. We gained 1.0 million new subscribers in the fourth quarter, of which nearly 20% were postpaid clients. Our market share of the postpaid segment is estimated to be approximately 55%.

Buoyed somewhat by what might be an incipient recovery in Mexico our revenues increased 2.3% in the quarter. Although service revenues declined slightly from the prior year, -0.3%, improvements were seen in some areas. Fixed-voice revenues were down 5.2% year-on-year, their best showing in several quarters, while wireless-voice revenues, although also down, recovered 2.1 percentage points from the pace observed the prior quarter and data revenues, in the aggregate, remained steady.  Altogether, wireless revenues rose 4.2% and fixed-line revenues 1.1%.

Our EBITDA declined 3.6% from the year before to 29.7 billion pesos; it represented 41.5% of revenues. The rate of decline was lower than in the prior quarter even though the cost of equipment rose over twice as rapidly as the rest of the costs and expenses, due to the increased importance of smartphones in our sales.

Telcel’s network excels in technology and is widely known for its superior coverage, as there are several rural areas where competitors have not invested and where Telcel is the only telecom services provider.

On December 5th, we announced that we received a notice from the Federal Telecommunications Institute (Ifetel). We have provided Ifetel a thorough response from a technical, economical and legal basis to all aspects it raised and expect a final resolution by March 9, 2014.

Income Statement (IFRS)
Mexico
Millions of MxP
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	71,574	69,978	2.3%	275,597	271,004	1.7%
Wireless Revenues	47,379	45,485	4.2%	179,353	172,229	4.1%
Service Revenues	35,950	36,047	-0.3%	144,125	143,376	0.5%
Equipment Revenues	11,014	9,133	20.6%	34,558	28,497	21.3%

Fixed Line and Other Revenues	26,423	26,137	1.1%	104,477	104,903	-0.4%

EBITDA	29,735	30,845	-3.6%	120,970	123,980	-2.4%
% total revenues	41.5%	44.1%		43.9%	45.7%

EBIT	23,471	24,803	-5.4%	95,944	99,652	-3.7%
%	32.8%	35.4%		34.8%	36.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	73,505	70,366	4.5%
Postpaid	9,393	8,610	9.1%
Prepaid	64,112	61,756	3.8%
MOU	271	275	-1.5%
ARPU (MxP)	165	172	-4.5%
Churn (%)	4.3%	4.1%	0.2
Revenue Generating Units (RGUs)*	22,452	22,721	-1.2%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

With wireless net additions of 268 thousand in the fourth quarter and 960 thousand in the full year—86.7% more than in 2012—we finished December with 22.2 million subscribers, 4.5% more than a year before. We also had 548 thousand RGUs, 25.3% more than a year before, making it the fastest growth pace among our operations mainly due to the growth of the PayTV business in Paraguay.

The quarter’ revenues increased 26.3% year-on-year to 4.9 billion Argentinean pesos with wireless revenues rising 25.9% and fixed-line revenues 30.1%, albeit from a much smaller base. Wireless service revenues grew 14.4% as wireless data revenues expanded 23.7% contributing to the 13% increase in ARPU relative to the prior year.

EBITDA for the quarter was 1.6 billion Argentinean pesos, up 21.5% compared with the precedent year. The quarter’s EBITDA margin stood at 31.6% of revenues.

We have maintained a positive balance from mobile number portability in both Argentina and Paraguay.

On January 16th the Argentinean Central Bank withdrew from the foreign exchange market to allow the peso to float freely. The value of the peso vis-a-vis the dollar fell from 6.93 pesos to the dollar to 8.25 pesos, which represented a 19% depreciation of the peso. Since then, the peso has recovered somewhat, and as of February 11th the value of the dollar stands at 7.81 pesos.

Income Statement (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	4,923	3,899	26.3%	17,581	14,556	20.8%
Wireless Revenues	4,627	3,675	25.9%	16,568	13,742	20.6%
Service Revenues	3,655	3,195	14.4%	13,594	11,988	13.4%
Equipment Revenues	966	478	102.0%	2,962	1,745	69.7%

Fixed Line and Other Revenues	324	249	30.1%	1,139	865	31.7%

EBITDA	1,554	1,279	21.5%	5,675	4,988	13.8%
% total revenues	31.6%	32.8%		32.3%	34.3%

EBIT	1,233	976	26.3%	4,597	4,019	14.4%
%	25.0%	25.0%		26.2%	27.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	22,218	21,258	4.5%
Postpaid	2,947	2,868	2.8%
Prepaid	19,270	18,390	4.8%
MOU	147	147	0.6%
ARPU (ARP)	55	49	13.0%
Churn (%)	1.9%	3.5%	(1.6)
Revenue Generating Units (RGUs)	548	437	25.3%
* Fixed Line, Broadband and Pay TV

Brazil

We closed 2013 with 101.4 million accesses in Brazil, 8.1% more than at the end of the prior year. Wireless subscribers account for 68.7 million and the RGUs on our fixed platform for 32.7 million, of which 11.2 million are fixed lines, 6.7 million are fixed-broadband accesses and 14.8 million PayTV clients.  On the wireless platform the growth of our postpaid  base, 9.6% year-on-year, helped drive a 5.3% increase on our overall wireless subscriber base. On the fixed-line platform PayTV accesses led the way with a 17.9% increase over the year-earlier quarter, with fixed-broadband accesses following closely with a 16.3% increase.

Fourth quarter revenues climbed 10.9% from the prior year—the best figure posted in more than a year—with both wireless and wire-line revenues jumping 12% (before eliminating intercompany transactions). Fixed-voice revenues were practically flat relative to the same period of 2012, which represents their best performance in various quarters. PayTV revenues continued to surge ahead maintaining a 22% pace of growth, followed by mobile data revenues that expanded at a rate slightly below 20%. Altogether, service revenues were up 8.5% year-on-year.

EBITDA soared 29.3% from the year before to 2.2 billion reais even after allowing for a 54.6% increase in equipment costs.  The jump in EBITDA partly stems from a reduction in certain costs associated to the integration of the companies and partly arises from the fact that in the fourth quarter of 2012 we had come up with some extraordinary charges associated with advertisements.

Income Statement (IFRS)
Brazil
Millions of BrL
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	8,794	7,927	10.9%	33,197	30,717	8.1%
Wireless Revenues	3,669	3,273	12.1%	13,305	12,760	4.3%
Service Revenues	3,186	2,995	6.4%	12,018	11,870	1.3%
Equipment Revenues	481	272	76.7%	1,279	881	45.2%

Fixed Line and Other Revenues	5,581	4,986	11.9%	21,270	19,348	9.9%

EBITDA	2,174	1,681	29.3%	7,872	7,408	6.3%
% total revenues	24.7%	21.2%		23.7%	24.1%

EBIT	388	143	171.1%	1,408	1,580	-10.9%
%	4.4%	1.8%		4.2%	5.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	68,704	65,238	5.3%
Postpaid	14,318	13,069	9.6%
Prepaid	54,386	52,170	4.2%
MOU	137	126	8.7%
ARPU (BrL)	16	16	0.3%
Churn (%)	3.6%	3.7%	(0.1)
Revenue Generating Units (RGUs)*	32,683	28,587	14.3%
* Fixed Line, Broadband and Television

Colombia

We finished December with 33.7 million accesses in Colombia of which almost 29 million are wireless subscribers. We added 614 thousand new subs in the fourth quarter, 50% more than last year. Our postpaid subscriber base increased 6.8% year-on-year, with 18.5% of the quarter’s net adds being postpaid.

On the fixed-line platform we ended 2013 with 4.7 million RGUs, 13.2% more than in the year-earlier quarter. We have made important inroads in fixed-voice and broadband and these accesses have increased approximately 22% on an annual basis. Our market share of fixed-line voice is 18.1% and 31.1% in broadband.

The quarter’s revenues were 2.9 trillion Colombian pesos 7.9% more than in the same period of the prior year. Wireless service revenues were flat year-on-year reflecting among other things the 70% decline in the incoming interconnection rate whereas fixed-line revenues increased 12.2%. Altogether service revenues were up 2.4% as the reductions in mobile voice revenues brought about by the marked decrease in interconnection charges was more than offset by strong fixed-data and PayTV revenue growth: 14.4% and 10.1% respectively.

Our EBITDA of 1.2 trillion Colombian pesos in the fourth quarter was slightly down, 0.9%, from the year before, leading to a reduction of the EBITDA margin to 41.3%. The decline in margin mostly results from the jump in the cost of equipment, 43.8%, as there was a substantial increase in the number of smartphones and tablets sold in the period.

Having the greatest coverage and the best 4G-LTE network, we continue to benefit from mobile number portability.

Income Statement (IFRS)
Colombia
Billions of COP
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	2,869	2,659	7.9%	10,827	9,996	8.3%
Wireless Revenues	2,307	2,152	7.2%	8,686	8,114	7.1%
Service Revenues	1,842	1,841	0.1%	7,296	7,093	2.9%
Equipment Revenues	457	280	63.1%	1,356	948	43.0%

Fixed Line and Other Revenues	550	490	12.2%	2,098	1,825	14.9%

EBITDA	1,186	1,197	-0.9%	4,788	4,660	2.7%
% total revenues	41.3%	45.0%		44.2%	46.6%

EBIT	828	828	-0.1%	3,435	3,285	4.6%
%	28.9%	31.2%		31.7%	32.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers ** (thousands)	28,977	30,371	-4.6%
Postpaid	5,715	5,352	6.8%
Prepaid	23,263	25,020	-7.0%
MOU	216	230	-6.1%
ARPU (CoP)	21,399	20,465	4.6%
Churn (%)	4.0%	3.9%	0.1
Revenue Generating Units (RGUs)*	4,749	4,195	13.2%
* Fixed Line, Broadband and Television
** Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

Chile

Our wireless subscriber base ended December with 5.9 million subscribers, down 3.7% compared with year-end 2012 as a result of a clean-up of subscribers that were not generating traffic. Nonetheless, our postpaid subscriber base rose 11.9% over the year, adding 46 thousand new clients in the fourth quarter. RGUs totaled 1.2 million accesses, 9.0% more than a year before, with broadband and PayTV being the main drivers.

Revenues of 210.1 billion Chilean pesos were up 3.3% compared with the year-earlier quarter. Wireless service revenues rose 8.1% year-over-year on the back of wireless data that rose 30.8%, whereas wire-line revenues, at 58.6 billion Chilean pesos were 12.4% higher than last year’s.

In the fourth quarter EBITDA declined 28.3% to 2.7 billion Chilean pesos or 1.3% of revenues. Most of the decline in margin is attributed to greater costs of links that will improve once we begin operations of our submarine cable.

In the fourth quarter we completed the construction of our data center, whose top-of-the-line technology is the best in the country. We have started to provide services to important enterprises in Chile.

Income Statement (IFRS)
Chile
Millions of ChP
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	210,073	203,328	3.3%	786,220	720,199	9.2%
Wireless Revenues	153,920	154,024	-0.1%	571,174	525,062	8.8%
Service Revenues	119,366	110,452	8.1%	460,068	424,666	8.3%
Equipment Revenues	34,587	43,661	-20.8%	111,119	100,947	10.1%

Fixed Line and Other Revenues	58,569	52,100	12.4%	224,985	206,507	8.9%

EBITDA	2,726	3,803	-28.3%	28,998	46,141	-37.2%
% total revenues	1.3%	1.9%		3.7%	6.4%

EBIT	-44,096	-38,581	-14.3%	-152,043	-111,818	-36.0%
%	-21.0%	-19.0%		-19.3%	-15.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	5,948	6,174	-3.7%
Postpaid	1,309	1,169	11.9%
Prepaid	4,640	5,005	-7.3%
MOU	205	215	-4.6%
ARPU (ChP)	6,743	6,221	8.4%
Churn (%)	5.3%	5.1%	0.3
Revenue Generating Units (RGUs)*	1,167	1,071	9.0%
* Fixed Line and Broadband and Television

Ecuador

Our wireless subscriber base topped 12 million clients in the fourth quarter, which represents a 2.3% increase over the prior year. Our postpaid sub base rose 13.2%. On the fixed-line platform RGUs were up 25.3% year-on-year to 311 thousand accesses. The growth came, for the most part, from PayTV.

Our fourth quarter revenues totaled 441 million dollars and were 8.2% higher than in the prior year. Wireless service revenues grew 9.1% led by data revenues that rose 25.7%; the latter now represent 38.5% of service revenues. Fixed-line revenues increased 16.2% as compared to the fourth quarter of 2012.

Fourth quarter EBITDA of 188 million dollars was up 2.9% year-on-year. The EBITDA margin was equivalent to 42.6% of revenues, 2.1 percentage points lower than a year before.

We continued to benefit from mobile number portability; the coverage, quality and reliability of our networks have granted us the preference of consumers.

On February 10, we were notified that the Superintendencia de Control del Poder del Mercado (Superintendent of Market Control) had imposed a fine of 138.4 million dollars for alleged anticompetitive practices related to five properties —out of more than a thousand leased by Claro— in which Claro would have exclusive rights to deploy its network according to the contract. Claro called said fine “unjustified and disproportionate” and it would seek to challenge it in court.

Income Statement (IFRS)
Ecuador
Millions of Dollars
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	441	408	8.2%	1,721	1,560	10.3%
Wireless Revenues	429	396	8.1%	1,672	1,519	10.1%
Service Revenues	368	337	9.1%	1,427	1,306	9.2%
Equipment Revenues	61	59	3.0%	245	212	15.8%

Fixed Line and Other Revenues	15	13	16.2%	57	47	21.7%

EBITDA	188	182	2.9%	757	732	3.4%
% total revenues	42.6%	44.7%		44.0%	46.9%

EBIT	136	136	0.3%	567	560	1.3%
%	30.8%	33.3%		33.0%	35.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	12,031	11,758	2.3%
Postpaid	2,306	2,036	13.2%
Prepaid	9,725	9,721	0.0%
MOU	155	158	-1.8%
ARPU (US$)	10	10	5.3%
Churn (%)	2.7%	1.6%	1.1
Revenue Generating Units (RGUs)*	311	248	25.3%
* Fixed Line, Broadband and Television

Peru

After adding 361 thousand clients in the quarter, we finished December with 11.9 million subscribers. On the postpaid segment, our base was up 29.0% year-over-year to 3.5 million clients having added 187 thousand in the period. We had one million fixed RGUs in December, 18.3% more than a year before, after 51 thousand net RGU additions in the quarter, almost half of which were voice lines.

Our revenues of 1.3 billion soles in the fourth quarter were 9.4% higher than those of a year before. Wireless service revenues were up 7.6%, boosted by data revenues that expanded 27.0% over the year. The surge of data helped bring about an increase in ARPU of 17.2% on an annual basis. Fixed-line revenues of 159 million soles were 27.6% higher than those of the prior year, with voice and broadband being the most important drivers or revenue growth.

Altogether, data revenues remained firm in the mobile and fixed platforms, with increases of 27.0% and 21.8% respectively, and PayTV revenues accelerated to a solid 21.6% growth rate.

Fourth quarter EBITDA of 470 million soles declined 13.5% compared with the last quarter of 2012. The EBITDA margin came in at 36.0% of revenues. The decline in EBITDA was mainly due to subscriber acquisition costs; as we scaled up our sales of smartphones, equipment costs soared 64.7%.

In 2013, the number of ported lines increased by 27% compared with 2012. Claro continues to be the leader in mobile number portability, having gained 52.4% of the ported lines of the market.

Income Statement (IFRS)
Perú
Millones de Soles
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	1,304	1,192	9.4%	4,862	4,364	11.4%
Wireless Revenues	1,145	1,067	7.3%	4,271	3,883	10.0%
Service Revenues	964	896	7.6%	3,652	3,291	11.0%
Equipment Revenues	173	153	12.8%	595	556	7.0%

Fixed Line and Other Revenues	159	125	27.6%	591	481	22.7%

EBITDA	470	544	-13.5%	1,841	1,866	-1.3%
% total revenues	36.0%	45.6%		37.9%	42.8%

EBIT	329	417	-21.1%	1,288	1,380	-6.6%
%	25.2%	35.0%		26.5%	31.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	11,855	12,881	-8.0%
Postpaid	3,462	2,683	29.0%
Prepaid	8,394	10,198	-17.7%
MOU	140	109	28.9%
ARPU (Sol)	28	24	17.2%
Churn (%)	3.7%	3.5%	0.2
Revenue Generating Units (RGUs)*	1032	873	18.3%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Altogether, our operations in Central America and the Caribbean had a total of 29.5 million accesses, 8.5% more than a year before. The wireless subscriber base comprised almost 23 million subscribers in December, having risen 8.8% from the prior year with Panama and Costa Rica leading the way. Net additions for the quarter of 455 thousand brought to 1.9 million the total for the year. In addition to our wireless subs we had 6.5 million RGUs, 7.3% more than the year before. PayTV and broadband accesses registered growth rates of 18.9% and 8.8%, respectively.

Our revenues of 991 million dollars in the fourth quarter were up 1.1% year-on-year. Wireless service revenues rose 3.3% on the back of data revenues that expanded 19.5%. Fixed-line revenues declined 1.6% in the quarter, as a result of the deterioration of voice revenues. PayTV continued to perform well, with revenues climbing 23.0%.

EBITDA was up 11.7% year-on-year to 323 million dollars. The EBITDA margin rose 3.1 percentage points to reach 32.6% of revenues.

Puerto Rico and Dominicana were both net gainers of ported lines in the fourth quarter.

Income Statement (IFRS)
Central America and The Caribbean
Millions of Dollars
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	991	980	1.1%	3,884	3,848	1.0%
Wireless Revenues	592	571	3.6%	2,293	2,210	3.8%
Service Revenues	539	522	3.3%	2,116	2,033	4.1%
Equipment Revenues	52	48	10.3%	177	175	1.5%

Fixed Line and Other Revenues	401	408	-1.6%	1,600	1,636	-2.2%

EBITDA	323	289	11.7%	1,293	1,124	15.0%
% total revenues	32.6%	29.5%		33.3%	29.2%

EBIT	71	-1	n.m.	260	-21	n.m.
%	7.2%	-0.1%		6.7%	-0.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	22,985	21,119	8.8%
Postpaid	3,162	2,876	9.9%
Prepaid	19,824	18,243	8.7%
MOU	184	203	-9.3%
ARPU (US$)	8	9	-6.2%
Churn (%)	4.3%	3.6%	0.7
Revenue Generating Units (RGUs)*	6,504	6,061	7.3%
* Fixed Line, Broadband and Television

United States

Our operation in the U.S. added 616 thousand new clients in the fourth quarter to end the year with 23.7 million subscribers, 5.7% more than a year before. On January 16 we announced the completion of the acquisition of substantially all of the assets of Start Wireless Group, Inc. a mobile virtual network operator with approximately 1.4 million customers. With this acquisition the number of subscribers we have in the U.S. has surpassed the 25 million mark.

Fourth quarter revenues totaled 1.5 billion dollars and were 13.8% higher than in the same quarter of last year, on the back of data revenues that expanded 39.6% and helped drive a 9.3% increase in ARPU, to 20 dollars.

EBITDA for the period more than tripled compared to the year-earlier quarter, reaching 119 million dollars. The EBITDA margin was equivalent to 7.7% of revenues, 4.9 percentage points greater than that of the precedent year.

Income Statement (IFRS)
United States
Millions of Dollars
	4Q13	4Q12	Var.%	Jan -	Jan -	Var.%
				Dec 13	Dec 12
Total Revenues	1,543	1,356	13.8%	6,043	4,799	25.9%
Service Revenues	1,379	1188	16.1%	5,363	4,294	24.9%
Equipment Revenues	164	168	-1.9%	679	505	34.5%

EBITDA	119	39	208.6%	548	507	8.0%
% total revenues	7.7%	2.8%		9.1%	10.6%

EBIT	107	30	259.2%	508	474	7.2%
%	6.9%	2.2%		8.4%	9.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

United States Operating Data (IFRS)

	4Q13	4Q12	Var.%
Wireless Subscribers (thousands)	23,659	22,392	5.7%
MOU	521	508	2.5%
ARPU (US$)	20	18	9.3%
Churn (%)	3.6%	3.9%	(0.4)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	4Q13	4Q12	Var.%	Jan - Dec 13	Jan - Dec 12	Var.%

Mexico
EoP	13.08	13.01	0.5%	13.08	13.01	0.5%
Average	13.03	12.94	0.6%	12.77	13.17	-3.0%

Brazil
EoP	2.34	2.04	14.6%	2.34	2.04	14.6%
Average	2.28	1.97	15.8%	2.16	1.93	11.7%

Argentina
EoP	6.52	4.92	32.6%	6.52	4.92	32.6%
Average	6.07	4.59	32.2%	5.48	4.50	21.8%

Chile
EoP	525	480	9.3%	525	480	9.3%
Average	516	456	13.1%	495	481	2.9%

Colombia
EoP	1,927	1,768	9.0%	1,927	1,768	9.0%
Average	1,913	1,806	6.0%	1,869	1,798	3.9%

Guatemala
EoP	7.84	7.90	-0.8%	7.84	7.90	-0.8%
Average	7.91	7.88	0.4%	7.86	7.83	0.3%

Honduras
EoP	20.74	20.10	3.2%	20.74	20.10	3.2%
Average	20.70	19.41	6.7%	20.50	19.49	5.1%

Nicaragua
EoP	25.33	24.13	5.0%	25.33	24.13	5.0%
Average	25.18	23.98	5.0%	24.72	23.54	5.0%

Costa Rica
EoP	508	514	-1.3%	508	514	-1.3%
Average	506	504	0.3%	506	508	-0.6%

Peru
EoP	2.80	2.55	9.6%	2.80	2.55	9.6%
Average	2.78	2.39	16.3%	2.70	2.59	4.3%

Paraguay
EoP	4,585	4,290	6.9%	4,585	4,290	6.9%
Average	4,459	4,269	4.4%	4,298	4,384	-2.0%

Uruguay
EoP	21.42	19.40	10.4%	21.42	19.40	10.4%
Average	21.45	18.85	13.8%	20.48	20.09	1.9%

Dominican Republic
EoP	42.87	40.54	5.7%	42.87	40.54	5.7%
Average	42.62	39.40	8.2%	41.83	39.05	7.1%

Exchange Rates Local Currency units per Mexican Peso

	4Q13	4Q12	Var.%	Jan - Dec 13	Jan - Dec 12	Var.%

USA
EoP	0.08	0.08	-0.5%	0.08	0.08	-0.5%
Average	0.08	0.08	-0.6%	0.08	0.08	3.1%

Brazil
EoP	0.18	0.16	14.1%	0.18	0.16	14.1%
Average	0.17	0.15	15.1%	0.17	0.15	15.2%

Argentina
EoP	0.50	0.38	31.9%	0.50	0.38	31.9%
Average	0.47	0.35	31.4%	0.43	0.34	25.6%

Chile
EoP	40.1	36.9	8.7%	40.1	36.9	8.7%
Average	39.6	35.3	12.4%	38.8	36.5	6.1%

Colombia
EoP	147.4	135.9	8.4%	147.4	135.9	8.4%
Average	146.9	139.5	5.3%	146.4	136.5	7.2%

Guatemala
EoP	0.60	0.61	-1.3%	0.60	0.61	-1.3%
Average	0.61	0.61	-0.3%	0.62	0.59	3.5%

Honduras
EoP	1.59	1.55	2.7%	1.59	1.55	2.7%
Average	1.59	1.50	6.0%	1.61	1.48	8.4%

Nicaragua
EoP	1.94	1.85	4.5%	1.94	1.85	4.5%
Average	1.93	1.85	4.3%	1.94	1.79	8.3%

Costa Rica
EoP	38.83	39.53	-1.8%	38.83	39.53	-1.8%
Average	38.84	38.97	-0.3%	39.60	38.61	2.6%

Peru
EoP	0.21	0.20	9.0%	0.21	0.20	9.0%
Average	0.21	0.18	15.6%	0.21	0.20	7.6%

Paraguay
EoP	350.6	329.7	6.3%	350.6	329.7	6.3%
Average	342.3	329.8	3.8%	336.7	333.0	1.1%

Uruguay
EoP	1.64	1.49	9.9%	1.64	1.49	9.9%
Average	1.65	1.46	13.0%	1.60	1.53	5.1%

Dominican
EoP	3.28	3.12	5.2%	3.28	3.12	5.2%
Average	3.27	3.04	7.5%	3.28	2.97	10.5%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 12, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer